INVEST IN NEXUS BUILD INC.

Building next generation construction technology


Nexus Autonomous Building Platform
On-site Robotics
Off-Site Robotics
Scalable Structural Construction
Dynamic Manufacturing
Automates: Walls, roof, large complex structures, outdoor furniture
Specialized cementitious materials (concrete composites, geopolymers)
Productive automation, labor & materials savings, near zero waste
Automates: Complex architectural aesthetics, wall cladding, interior design features, furniture
Thermoplastics, composites, concretes, metals
Complex elements at industrial volumes, increases vertical integration & product quality

Austin TX

LEAD INVESTOR



James Dillard

The Nexus team has shown strong leadership skills that will help drive their innovative solutions to a construction market in need. The automation solutions they bring will focus on greener, cost effective and durable solutions with a multitude of applications. I am excited to see the team deliver on current projects to drive value and solve complex issues traditional companies in the space are unable to deliver on. Strength, speed, efficacy and affordability will ensure this company can build better homes for those around the world.

Invested $4,000 this round

Highlights

1. We bring the robotics, materials science & machine learning revolution to construction
2. We focus on building the most innovative homes possible without compromise
3. Our technological & business strategy today sets the foundation for long-term market dominance
4. Design, efficiency, strength, speed & affordability are unacceptable tradeoffs
5. Better homes, better business, better for the planet

Our Team



Kieran Singh CEO

Sales | Construction | Corporate strategy & financial analytics | Residential development board | SpaceX Hyperloop competition winner

Multiple areas of intellectual passion combined with a once in a lifetime opportunity



Daniel Ansorge CTO

Mechanical engineering | Aerospace manufacturing | Project management & process optimization



Drew Marks Head of Material Science

Materials data science | Chemical engineering | Software development | Electrical engineering

Pitch

Nexus Build is a construction technology company focused on the development and application of advanced robotics, material science, machine learning, construction systems and software to residential and commercial construction.

By utilizing large scale 3D printers we scale up and apply the advances of automation and digitization to construction. This dramatically improves overall efficiency, product quality and reduces costs. Our system allows us to reduce reliance on material suppliers and subcontractors. This reduces our external risks and beholdance on overtime. We believe that utilizing these large scale 3D printers will significantly cut down on external costs related to construction of homes. We are currently raising capital for the materials that we need in order to build our gantry concrete 3D printer.

With a great team of founders, all with experience in robotics, mechanical engineering, and real estate we are confident that we will be able to change the way that construction is done in the future. Each founder comes from a different background with different experiences, that all led them to the same conclusion: “Housing construction today needs to change.” Thomas Slowbe has over 20 years in the real estate industry, providing valuable experience of both the housing and construction industry, with the last 10 years spent as a property manager. Daniel Ansorge has over 8 years of mechanical engineering experience, with his last tenure specializing in coordinating manufacturing processes based on engineering tech data, giving him an excellent viewpoint on not only the technical aspects of the position but also an ability to oversee the greater scale of the project. Kieran Singh has experience in both business and mechanical engineering, positioning him perfectly to both lead the company and understand the day to day operations of how the product will work.

Our material is developed in house by our material science team. Our robotics systems are built in house. Due to almost all of our materials being manufactured in house, we lower our reliance on third parties involved in our supply chain, making it much neater and more controlled. Housing in the US is ever increasing in demand, but constant production and supply chain bottlenecks are holding back construction, with the amount of building permits increasing, but the actual housing starts are decreasing. The pandemic has highlighted how fragile and inefficient the construction supply chain is, partially due to its many “links”. The more touch-points there are the greater the likelihood there is that something might be delayed or go awry, and in order to compensate for that, the more prior planning is needed. The reason for all of these touchpoints existing is because of the diversity in the materials required in housing and the amount of labor necessary. Due to the supply chain being a chain made up of these “links” there is also a bullwhip effect when something does go wrong. One part breaks, and the effect is felt across the entire supply chain. This is where 3D printing comes in. Our goal is to eliminate the scale of this bullwhip effect and revolutionize the way that housing construction is being done, through the use of 3D printing, machine learning, and material science.

In addition to opening up to a community round, we are also pursuing accredited investors who can not only provide capital, but valuable experience and advice. Our investor partners provide expertise on general construction, engineering, plumbing, electrical, development and architecture.

We will be kicking off our first project, soon to be announced, in the central Texas area end of year 2023.